UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of February 2008.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
———————————————————————————————————
(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
———————————————————————————————————
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date February 26, 2008	By:	/s/ Li Fenghua
Name: Li Fenghua
Title: Chairman of the Board of Directors

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

FURTHER ANNOUNCEMENT REGARDING
THE INVESTMENT AND COOPERATION PROPOSAL OF
CHINA NATIONAL AVIATION CORPORATION (GROUP) LIMITED

Reference is made to the announcement published by the Company dated 21 January 2008 in respect of the investment and cooperation proposal of China National Aviation Corporation (Group) Limited (“CNAC”) (such proposal is hereinafter referred to as the “CNAC Proposal”).

With respect to the CNAC Proposal, the board of directors of the Company (the “Board”) has conducted careful and thorough discussions, and has also sought the advice of legal adviser, Chen & Co. Law Firm, and financial adviser, Shenyin & Wanguo Securities Co., Ltd. The Board has decided that it will not give further consideration to the CNAC Proposal. The Company will continue its efforts in introducing strategic investors so as to improve and strengthen its core business in the aviation transport industry.

Reference is made to the announcement published by the Company dated 21 January 2008 in respect of the investment and cooperation proposal of CNAC.

In line with the principle which has always been adhered to by the Board, the Board will treat all proposals made by shareholders of the Company with serious consideration. With respect to the CNAC Proposal, the Board has conducted careful and thorough discussions, and has also sought the advice of legal adviser, Chen & Co. Law Firm, and financial adviser, Shenyin & Wanguo Securities Co., Ltd. The Board has also taken into account the following aspects, and reached consensus as follows:

1.
The whole process in which CNAC made its proposal to the Company, and the mode of communication adopted by CNAC, have failed to demonstrate to the Company that CNAC has sincere intentions to cooperate with the Company. CNAC has also failed to demonstrate that it has conducted in-depth and thorough planning in relation to its proposed cooperation with the Company. In the absence of sincerity and planning on the part of CNAC and mutual trust between CNAC and the Company, it would be difficult to establish the foundation of cooperation between the two companies, and accordingly, it --would also be difficult for the synergy from such cooperation as described in the CNAC Proposal to materialize.

2.
The Board has given due consideration to the analysis made and the risks pointed out by its legal adviser, that is: the CNAC Proposal does not have the effect of a legally binding offer, and there is a high level of uncertainty associated with such proposal due to legal and regulatory approval issues.

3.
The Board has also given due consideration to the analysis prepared by its financial adviser as follows: the Company’s primary objectives of introducing a strategic investor are to gain access to world-class management know-how, to improve its management, operation efficiency and profitability, and to enhance its competitiveness in the international aviation market, so as to protect the long-term benefits of all its shareholders, but CNAC and/or the relevant parties it represents would not be able to help the Company to achieve these primary objectives.

The Board has decided that it will not give further consideration to the CNAC Proposal. The Company will continue its efforts in introducing strategic investors so as to improve and strengthen its core business in the aviation transport industry.

A summary of the PRC legal opinion submitted to the Board by Chen & Co. Law Firm is set out below:

(i)
The CNAC Proposal is unclear as to the specific terms of the proposed cooperation between CNAC and China Eastern Airlines Corporation Limited (“CEA”). It is also unclear as to the identity of the implementing party of such proposed cooperation. The CNAC Proposal does not have the effect of a legally binding offer under contract law, is not legally binding on CNAC, and can be withdrawn or amended at any time by CNAC at will.

(ii)
The implementation of the CNAC Proposal may face many legal and regulatory obstacles, and accordingly, there is a high level of uncertainty with respect to the CNAC Proposal. These obstacles include but are not limited to the following:

(a)
The CNAC Proposal has gone beyond the scope of the current policies in China, and therefore needs special approval by relevant PRC governmental authorities. There is a high level of uncertainty as to whether such special approval can be obtained.

(b)
The implementation of the business cooperation between Air China Limited (“Air China”) and CEA referred to in the CNAC Proposal may have to be subject to the approval of the shareholders of Air China and CEA in their respective shareholders’ meetings. As such cooperation may be regarded as connected transactions, CNAC and its controlling shareholder, China National Aviation Holding Company (“CNAHC”), would be required to abstain from voting on the resolutions to approve such connected transactions during the respective shareholders’ meetings of Air China and CEA. Accordingly, it is also uncertain whether the implementation of the CNAC Proposal and the business cooperation would win the respective approvals of the shareholders of Air China and CEA.

(c)	The CNAC Proposal may lead to the issue of competition between Air China and CEA, both being listed companies, and CNAC has not proposed any effective solutions to it.

(d)	The CNAC Proposal may give rise to anti-trust scrutiny and other issues.

On the basis of the above analysis, Chen & Co. Law Firm is of the opinion that CNAC has not made sufficient and clear disclosure of the uncertainty and potential legal risks and obstacles that exist with respect to the CNAC Proposal. Chen & Co. Law Firm advises the Board to take note of the above mentioned risks.

A summary of the financial adviser opinion submitted to the Board by Shenyin & Wanguo Securities Co., Ltd. is set out below:

(i)
CEA’s primary objectives of introducing a strategic investor are to gain access to world-class management know-how and to improve its management, operation efficiency and profitability for the protection of the long-term benefits of all its shareholders. Singapore Airlines Limited (“SIA”), being the most profitable airline in the world and ranked the highest in terms of customer satisfaction in Asia, has demonstrated its superior strengths in many areas including management, branding, product design, service process management, route planning and profit management. The cooperation between CEA and SIA will be superior to the cooperation between CEA and CNAC in many aspects including complementary routes, cost control and other synergies, and more beneficial to CEA in terms of enhancing its core strengths and ability to compete in the international aviation market. In other words, the CNAC Proposal will not help CEA to achieve its primary objectives of introducing a strategic investor.

(ii)
Owing to an overlap in the market and targeted customer base, Air China is one of the major competitors of CEA. Currently, CNAC and its controlling shareholder, CNAHC, hold in aggregate more than 50 per cent of the shares in Air China, and CNAC has clearly stated its intention to become a major shareholder of CEA. Under the CNAC Proposal, after the purchase by CNAC of CEA’s H-shares, CNAC as a shareholder of CEA would be in competition with CEA, and such competition would be in contravention of the current requirement of governmental authorities (including the China Securities Regulatory Commission (“CSRC”)) which stipulates that shareholders of a listed company should avoid competing with the listed company. Given that there is no effective solution proposed by CNAC to resolve this issue, CEA should not, for the purposes of protecting the long-term interests of the shareholders of CEA, accept the CNAC Proposal, issue new H-shares to CNAC and thereby enable CNAC as a CEA shareholder to compete with CEA.

(iii)
Under the applicable laws and regulations, the CNAC Proposal will need to be approved by the relevant PRC governmental authorities, including but not limited to the State-owned Assets Supervision and Administration Commission, the CSRC and the General Administration of Civil Aviation of China. The cooperation between CNAC and its related parties on the one hand, and CEA and China Eastern Air Holding Company on the other hand, would also involve many rounds of discussions and negotiations between the parties. Judging from the fact that it has taken CEA and SIA two years to prepare their cooperation proposal, the implementation of the CNAC Proposal would require a long period of time and is subject to a high level of uncertainty. The delay and the uncertainty will make it impossible for CEA to meet its imminent development needs and may cause CEA to miss valuable opportunities for development. This will severely affect the future operations and development of CEA, and harm the short-term and long-term interests of its shareholders.

On the basis of the above analysis, Shenyin & Wanguo Securities Co., Ltd. advises the Board not to accept the CNAC Proposal.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Li Fenghua
Chairman of the Board

The Company’s directors, as at the date hereof, are:

Li Fenghua	(Chairman, Non-executive Director)
Li Jun	(Vice Chairman, Non-executive Director)
Cao Jianxiong	(President, Executive Director)
Luo Chaogeng	(Non-executive Director)
Luo Zhuping	(Executive Director)
Hu Honggao	(Independent Non-executive Director)
Peter Lok	(Independent Non-executive Director)
Wu Baiwang	(Independent Non-executive Director)
Zhou Ruijin	(Independent Non-executive Director)
Xie Rong	(Independent Non-executive Director)

Shanghai, the People’s Republic of China
26 February 2008